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Exhibit 12

OWENS-ILLINOIS, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
AND EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
(Dollars in millions)

	Nine months ended Sept. 30,
	2002	2001
Earnings (loss) before income taxes, and minority share owners' interests	$(64.9)	$646.6
Less: Equity earnings	(19.8)	(13.7)
Add: Total fixed charges deducted from earnings	323.4	345.2
Proportional share of pre-tax earnings (loss) of 50% owned associates	10.6	8.3
Dividends received from less than 50% owned associates	7.8	7.5

Earnings (loss) available for payment of fixed charges	$257.1	$993.9

Fixed charges (including the Company's proportional share of 50% owned associates):
Interest expense	$297.3	$322.4
Portion of operating lease rental deemed to be interest	9.4	9.6
Amortization of deferred financing costs and debt discount expense	16.7	13.2

Total fixed charges deducted from earnings and fixed charges	323.4	345.2
Preferred stock dividends (increased to assumed pre-tax amount)	23.6	27.5

Combined fixed charges and preferred stock dividends	$347.0	$372.7

Ratio of earnings to fixed charges	0.80	2.88
Ratio of earnings to combined fixed charges and preferred stock dividends	0.74	2.67

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  Exhibit 12
OWENS-ILLINOIS, INC. COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS (Dollars in millions)